SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)*

India Globalization Capital, Inc.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

45408X100
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)
[x]           Rule 13d-1(c)
[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.           NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sage Master Investments Ltd.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

1,067,300

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

1,067,300

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,067,300

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES*      [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.           TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.           NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sage Opportunity Fund (QP), L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

1,067,300

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

1,067,300

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,067,300

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES*          [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.           TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.           NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sage Asset Management, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

1,067,300

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

1,067,300

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,067,300

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES*            [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.           TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.           NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sage Asset Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

1,067,300

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

1,067,300

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,067,300

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES*          [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.           TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.           NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Barry G. Haimes

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

1,067,300

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

1,067,300

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,067,300

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES*      [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.           TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.           NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Katherine R. Hensel

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

1,067,300

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

1,067,300

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,067,300

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES*       [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.           TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 is filed with respect to the shares of the common stock, having $.0001 par value (the “Common Stock”), of India Globalization Capital, Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of December 31, 2009 and amends and supplements the Schedule 13G filed on May 29, 2009 (collectively, the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are: Sage Master Investments Ltd., a Cayman Islands exempted company ("Sage Master"), Sage Opportunity Fund (QP), L.P., a Delaware limited partnership (“QP Fund”), Sage Asset Management, L.P., a Delaware limited partnership ("SAM"), Sage Asset Inc., a Delaware corporation (“Sage Inc.”), Barry G. Haimes and Katherine R. Hensel (collectively, the "Reporting Persons").

Item 4.	Ownership.

(a)	Amount beneficially owned:

Sage Master owns 1,067,300 shares of Common Stock.

QP Fund, solely in its capacity as the controlling shareholder of Sage Master, beneficially owns the 1,067,300 shares of Common Stock owned by Sage Master.

SAM, solely in its capacity as investment manager of Sage Master, beneficially owns the 1,067,300 shares of Common Stock owned by Sage Master.

Sage Inc., solely in its capacity as the general partner of SAM, beneficially owns the 1,067,300 shares of Common Stock owned by Sage Master.

Mr. Haimes, solely in his capacity as a controlling person of Sage Inc., beneficially owns 1,067,300 shares of Common Stock.

Ms. Hensel, solely in her capacity as a controlling person of Sage Inc., beneficially owns 1,067,300 shares of Common Stock.

Collectively, the Reporting Persons beneficially own 1,067,300 shares of Common Stock.

(b)	Percent of class:

Each Reporting Person's beneficial ownership of 1,067,300 shares of Common Stock constitutes 8.3% of all of the outstanding shares of Common Stock.

The Reporting Persons' aggregate beneficial ownership of 1,067,300 shares of Common Stock constitutes 8.3% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote

Not applicable.

(ii)  Shared power to vote or to direct the vote

Sage Master has shared power with QP Fund, SAM, Sage Inc., Mr. Haimes and Ms. Hensel to vote or direct the vote of 1,067,300 shares of Common Stock.

(iii)  Sole power to dispose or to direct the disposition of

Not applicable.

(iv)  Shared power to dispose or to direct the disposition of

Sage Master has shared power with QP Fund, SAM, Sage Inc., Mr. Haimes and Ms. Hensel to dispose or direct the disposition of 1,067,300 shares of Common Stock.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2010

SAGE MASTER INVESTMENTS LTD.

By:  /s/ Katherine R. Hensel
                             Katherine R. Hensel
                              Director

SAGE OPPORTUNITY FUND (QP), L.P.
By: Sage Asset Management, L.P., as General Partner
By: Sage Asset Inc., as General Partner

By:  /s/ Barry G. Haimes
                             Barry G. Haimes
                             President

SAGE ASSET MANAGEMENT, L.P.
By: Sage Asset Inc., as General Partner

By:  /s/ Barry G. Haimes
                             Barry G. Haimes
                             President

SAGE ASSET INC.

By:  /s/ Barry G. Haimes
                             Barry G. Haimes
                             President

/s/ Barry G. Haimes
                     Barry G. Haimes

/s/ Katherine R. Hensel
                     Katherine R. Hensel